                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                                   AMBI INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


   Common Stock (including upon conversion of Series E and F Preferred Stock and upon conversion of specified Warrants)
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  00163N 10 2
                       --------------------------------
                                 (CUSIP Number)

                               November 24, 1998
            ------------------------------------------------------
              Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 20 Pages

CUSIP NO.  00163N-10-2               13G                 PAGE 2 of 20 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name Citadel Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois Limited Partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY           373,886 Shares of Common Stock**
                          1,500 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 1,200,000 shares of Common Stock)
                          575 Shares of Series F Preferred Stock (convertible
       EACH               into 460,000 Shares of Common Stock)
                          192,842 Shares of Common Stock (upon exercise of
    REPORTING             warrant rights for 192,842 shares)

      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7
                          0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 7.74% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN;HC

------------------------------------------------------------------------------


**Although it is not presently determinable, the Reporting Person also will be receiving Common Stock from the issuer upon closing of the Series F Preferred Stock transaction determined with reference to accrued dividends not yet received from the Issuer by the Reporting Person. In addition, Series E & Series F Preferred Stock accrue dividends at a rate of 10% per annum, payable quarterly in cash or common stock, at the discretion of the Issuer.

                                Page 2 of 20 Pages

CUSIP NO.  00163N-10-2               13G                 Page 3 of 20 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name GLB Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware Limited Partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY           373,886 Shares of Common Stock**
                          1,500 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 1,200,000 Shares of Common Stock)
                          575 Shares of Series F Preferred Stock (convertible
       EACH               into 460,000 Shares of Common Stock)
                          192,842 Shares of Common Stock (upon exercise of
    REPORTING             warrant rights for 192,842 shares)

      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7
                          0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 7.74% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in Item 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN;HC

------------------------------------------------------------------------------

**Although it is not presently determinable, the Reporting Person also will be receiving Common Stock from the issuer upon closing of the Series F Preferred Stock transaction determined with reference to accrued dividends not yet received from the Issuer by the Reporting Person. In addition, Series E & Series F Preferred Stock accrue dividends at a rate of 10% per annum, payable quarterly in cash or common stock, at the discretion of the Issuer.

                               Page 3 of 20 Pages

CUSIP NO.  00163N-10-2               13G                 PAGE 4 OF 20 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware Limited Liability Company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY           373,886 Shares of Common Stock**
                          1,500 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 1,200,000 shares of Common Stock)
                          575 Shares of Series F Preferred Stock (convertible
       EACH               into 460,000 Shares of Common Stock)
                          192,842 Shares of Common Stock (upon exercise of
    REPORTING             warrant rights for 192,842 shares)

      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7
                          0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 7.74% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      OO; HC

------------------------------------------------------------------------------
**Although it is not presently determinable, the Reporting Person also will be receiving Common Stock from the issuer upon closing of the Series F Preferred Stock transaction determined with reference to accrued dividends not yet received from the Issuer by the Reporting Person. In addition, Series E & Series F Preferred Stock accrue dividends at a rate of 10% per annum, payable quarterly in cash or common stock, at the discretion of the Issuer.

                               Page 4 of 20 Pages

CUSIP NO.  00163N-10-2               13G                 PAGE 5 OF 20 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name Kenneth Griffin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY           373,886 Shares of Common Stock**
                          1,500 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 1,200,000 shares of Common Stock)
                          575 Shares of Series F Preferred Stock (convertible
       EACH               into 460,000 Shares of Common Stock)
                          192,842 Shares of Common Stock (upon exercise of
    REPORTING             warrant rights for 192,842 shares)

      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7
                          0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 7.74% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------
**Although it is not presently determinable, the Reporting Person also will be receiving Common Stock from the issuer upon closing of the Series F Preferred Stock transaction determined with reference to accrued dividends not yet received from the Issuer by the Reporting Person. In addition, Series E & Series F Preferred Stock accrue dividends at a rate of 10% per annum, payable quarterly in cash or common stock, at the discretion of the Issuer.

                               Page 5 of 20 Pages

CUSIP NO.  00163N-10-2               13G                 Page 6 of 20 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name Wellington Partners Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois Limited Partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY           273,123 Shares of Common Stock**
                          1,122 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 897,600 Shares of Common Stock)
                          287.5 Shares of Series F Preferred Stock (convertible
       EACH               into 230,000 Shares of Common Stock)
                          96,421 Shares of Common Stock (upon exercise of
    REPORTING             warrant rights for 96,421 shares)

      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7
                          0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 5.34% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN;HC

------------------------------------------------------------------------------
**Although it is not presently determinable, the Reporting Person also will be receiving Common Stock from the issuer upon closing of the Series F Preferred Stock transaction determined with reference to accrued dividends not yet received from the Issuer by the Reporting Persons. In addition, Series E & Series F Preferred Stock accrue dividends at a rate of 10% per annum, payable quarterly in cash or common stock, at the discretion of the Issuer.

                               Page 6 of 20 Pages

CUSIP NO.  00163N-10-2               13G                  PAGE 7 OF 20 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name NP Partners (f/k/a Nelson Partners)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda General Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY           273,123 Shares of Common Stock**
                          1,122 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 897,600 shares of Common Stock
                          287.5 Shares of Series F Preferred Stock (convertible
       EACH               into 230,000 Shares of Common Stock)
                          96,421 Shares of Common Stock (upon exercise of
    REPORTING             warrant rights for 96,421 shares)

      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7
                          0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 5.34% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN

------------------------------------------------------------------------------
**Although it is not presently determinable, the Reporting Person also will be receiving Common Stock from the issuer upon closing of the Series F Preferred Stock transaction determined with reference to accrued dividends not yet received from the Issuer by the Reporting Person. In addition, Series E & Series F Preferred Stock accrue dividends at a rate of 10% per annum, payable quarterly in cash or common stock, at the discretion of the Issuer.

                               Page 7 of 20 Pages

CUSIP NO.  00163N-10-2               13G                  PAGE 8 OF 20 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name Kensington Global Strategies Fund, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda Company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY           100,763 Shares of Common Stock**
                          378 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 302,400 shares of Common Stock
                          287.5 Shares of Series F Preferred Stock (convertible
       EACH               into 230,000 Shares of Common Stock)
                          96,421 Shares of Common Stock (upon exercise of
    REPORTING             warrant rights to 96,421 Shares)

      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7
                          0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 2.68% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO

------------------------------------------------------------------------------

                               Page 8 of 20 Pages


** Although it is not presently determinable, the Reporting Person also will be receiving Common Stock from the issuer upon closing of the Series F Preferred Stock transaction determined with reference to accrued dividends not yet received from the Issuer by the Reporting Person. In addition, Series E & Series F Preferred Stock accrue dividends at a rate of 10% per annum, payable quarterly in cash or common stock, at the discretion of the Issuer.

CUSIP NO.  00163N-10-2               13G                  PAGE 9 OF 20 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name Olympus Securities, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda Corporation
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY           100,763 Shares of Common Stock**
                          378 Shares of Series E Preferred Stock (convertible
     OWNED BY             into 302,400 shares of Common Stock
                          287.5 Shares of Series F Preferred Stock (convertible
       EACH               into 230,000 Shares of Common Stock)
                          96,421 Shares of Common Stock (upon exercise of
    REPORTING             warrant rights for 96,421 shares)

      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7
                          0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11 Up to 2.68% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO

------------------------------------------------------------------------------

                               Page 9 of 20 Pages

** Although it is not presently determinable, the Reporting Person also will be receiving Common Stock from the issuer upon closing of the Series F Preferred Stock transaction determined with reference to accrued dividends not yet received from the Issuer by the Reporting Person. In addition, Series E & Series F Preferred Stock accrue dividends at a rate of 10% per annum, payable quarterly in cash or common stock, at the discretion of the Issuer.

Cusip No. 00163N-10-2                  13G                   Page 10 of 20 Pages

                                  SCHEDULE 13G
                                  ------------


Item 1(a)           Name of Issuer:   AMBI Inc.


   1(b)  Address of Issuer's Principal Executive Offices:

                    4 Manhattanville Road
                    Purchase, New York 10577

Item 2(a)       Name of Person Filing
Item 2(b)       Address of Principal Business Office
Item 2(c)       Citizenship

                    Citadel Limited Partnership
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Illinois Limited Partnership

                    GLB Partners, L.P.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Delaware Limited Partnership

                    Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Delaware Limited Liability Company

                    Kenneth Griffin
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    U.S. Citizen



                              Page 10 of 20 Pages

---------------------                                       -------------------
CUSPI NO. 00163N-10-2                  13G                  Page 11 of 20 Pages
---------------------                                       -------------------


                    Wellington Partners Limited Partnership
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Illinois limited partnership

                    NP Partners
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Bermuda general partnership

                    Kensington Global Strategies Fund, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Bermuda company

                    Olympus Securities, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Bermuda corporation

   2(d)  Title of Class of Securities:

               Common Stock, par value $.005 per share (including common stock receivable upon conversion of Series E and Series F Preferred Stock and upon exercise of warrants)

   2(e)  CUSIP Number:           00163N-10-2


Item 3   If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):

                    Not applicable.


                              Page 11 of 20 Pages

---------------------                                       -------------------
CUSIP NO. 00163N-10-2                 13G                   Page 12 of 20 Pages
---------------------                                       -------------------


Item 4   Ownership:

CITADEL LIMITED PARTNERSHIP

   (a)   Amount beneficially owned:

373,886 Shares of Common Stock
1,500 Shares of Series E Preferred Stock (convertible into 1,200,000 shares of Common Stock)
575 Shares of Series F Preferred Stock (convertible into 460,000 Shares of Common Stock)
192,842 Shares of Common Stock (upon exercise of warrant rights for 192,842 shares)

   (b)   Percent of Class:

Up to 7.74% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item (a) above.)

   (c)    Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote:

                    0

         (ii)  shared power to vote or to direct the vote:

               See item (a) above.

         (iii) sole power to dispose or to direct the disposition of:

                    0

         (iv)  shared power to dispose or to direct the disposition of:

               See item (a) above.


                              Page 12 of 20 Pages

---------------------                                       -------------------
CUSIP NO. 00163N-10-2                   13G                 Page 13 of 20 Pages
---------------------                                       -------------------

GLB PARTNERS,  L.P.

   (a)   Amount beneficially owned:

373,886 Shares of Common Stock
1,500 Shares of Series E Preferred Stock (convertible into 1,200,000 shares of Common Stock)
575 Shares of Series F Preferred Stock (convertible into 460,000 Shares of Common Stock)
192,842 Shares of Common Stock (upon exercise of warrant rights for 192,842 shares)

     (b)  Percent of Class:

Up to 7.74% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

                    0

          (ii) shared power to vote or to direct the vote:

               See item (a) above.

         (iii) sole power to dispose or to direct the disposition of:

                    0

          (iv) shared power to dispose or to direct the disposition of:

               See item (a) above.

CITADEL INVESTMENT GROUP, L.L.C.

     (a)  Amount beneficially owned:

373,886 Shares of Common Stock
1,500 Shares of Series E Preferred Stock (convertible into 1,200,000 shares of Common Stock)
575 Shares of Series F Preferred Stock (convertible into 460,000 Shares of Common Stock)
192,842 Shares of Common Stock (upon exercise of warrant rights for 192,842 shares)

                              Page 13 of 20 Pages

---------------------                                       -------------------
CUSIP NO. 00163N-10-2                   13G                 Page 14 of 20 Pages
---------------------                                       -------------------

     (b)  Percent of Class:

Up to 7.74% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

                    0

          (ii) shared power to vote or to direct the vote:

               See item (a) above.

          (iii) sole power to dispose or to direct the disposition of:

                    0

          (iv) shared power to dispose or to direct the disposition of:

               See item (a) above.


KENNETH GRIFFIN

     (a)  Amount beneficially owned:

373,886 Shares of Common Stock
1,500 Shares of Series E Preferred Stock (convertible into 1,200,000 shares of Common Stock)
575 Shares of Series F Preferred Stock (convertible into 460,000 Shares of Common Stock)
192,842 Shares of Common Stock (upon exercise of warrant rights for 192,842 shares)

     (b)  Percent of Class:

Up to 7.74% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item (a) above.)


                              Page 14 of 20 Pages

  ---------------------                                   -------------------
  CUSIP NO. 00163N-10-2             13G                   Page 15 of 20 Pages
  ---------------------                                   -------------------


     (c)  Number of shares as to which such person has:

          (i)       sole power to vote or to direct the vote:

                         0

          (ii)      shared power to vote or to direct the vote:

                    See item (a) above.

          (iii)     sole power to dispose or to direct the disposition of:

                         0

          (iv)      shared power to dispose or to direct the disposition of:

                    See item (a) above.


WELLINGTON PARTNERS LIMITED PARTNERSHIP

     (a)  Amount beneficially owned:

273,123 Shares of Common Stock
1,122 Shares of Series E Preferred Stock (convertible into 897,600 Shares of Common Stock)
287.5 Shares of Series F Preferred Stock (convertible into 230,000 Shares of Common Stock)
96,421 Shares of Common Stock (upon exercise of warrant rights to 96,421 Shares)

     (b)  Percent of Class:

Up to 5.34% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)       sole power to vote or to direct the vote:

                              Page 15 of 20 Pages

  ---------------------                                  -------------------
  CUSIP NO. 00163N-10-2            13-G                  Page 16 of 20 Pages
  ---------------------                                  -------------------


          (ii)      shared power to vote or to direct the vote:

                    See item (a) above.

          (iii)     sole power to dispose or to direct the disposition of:

                         0

          (iv)      shared power to dispose or to direct the disposition of:

                    See item (a) above.


NP PARTNERS

     (a)  Amount beneficially owned:

273,123 Shares of Common Stock
1,122 Shares of Series E Preferred Stock (convertible into 897,600 Shares of Common Stock)
287.5 Shares of Series F Preferred Stock (convertible into 230,000 Shares of Common Stock)
96,421 Shares of Common Stock (upon exercise of warrant rights to 96,421 Shares)

     (b)  Percent of Class:

Up to 5.34% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)       sole power to vote or to direct the vote:

                         0

          (ii)      shared power to vote or to direct the vote:

                    See item (a) above.

          (iii)     sole power to dispose or to direct the disposition of:

                              Page 16 of 20 Pages

-------------------------                                -----------------------
  CUSIP NO. 00163N-10-2               13G                  Page 17 of 20 Pages
-------------------------                                -----------------------


          (iv) shared power to dispose or to direct the disposition of:

               See item (a) above.


KENSINGTON GLOBAL STRATEGIES FUND, LTD.

   (a)   Amount beneficially owned:

100,763 Shares of Common Stock
378 Shares of Series E Preferred Stock (convertible into 302,400 Shares of Common Stock)
287.5 Shares of Series F Preferred Stock (convertible into 230,000 Shares of Common Stock)
96,421 Shares of Common Stock (upon exercise of warrant rights to 96,421 Shares)

   (b)   Percent of Class:

Up to 2.68% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item (a) above.)

   (c)   Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote:

                    0

         (ii)  shared power to vote or to direct the vote:

               See item (a) above.

         (iii) sole power to dispose or to direct the disposition of:

                    0

         (iv)  shared power to dispose or to direct the disposition of:

               See item (a) above.

                              Page 17 of 20 Pages

-------------------------                                -----------------------
  CUSIP NO. 00163N-10-2               13G                  Page 18 of 20 Pages
-------------------------                                -----------------------


OLYMPUS SECURITIES, LTD.

   (a)   Amount beneficially owned:

100,763 Shares of Common Stock
378 Shares of Series E Preferred Stock (convertible into 302,400 Shares of Common Stock)
287.5 Shares of Series F Preferred Stock (convertible into 230,000 Shares of Common Stock)
96,421 Shares of Common Stock (upon exercise of warrant rights to 96,421 Shares)

   (b)   Percent of Class:

Up to 2.68% as of the date of filing of this statement. (Based on 26,549,062 Shares of Common Stock issued and outstanding as of November 24, 1998, plus the Common Stock issuable upon the conversion of the preferred stock and exercise of the warrants referred to in item (a) above.)

   (c)   Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote:

                    0

         (ii)  shared power to vote or to direct the vote:

               See item (a) above.

         (iii) sole power to dispose or to direct the disposition of:

                    0

         (iv)  shared power to dispose or to direct the disposition of:

               See item (a) above.

** Although it is not presently determinable, the Reporting Persons also will be receiving Common Stock from the issuer upon closing of the Series F Preferred Stock transaction determined with reference to accrued dividends not yet received from the Issuer by the Reporting Persons. In addition, Series E & Series F Preferred Stock accrue dividends at a rate of 10% per annum, payable quarterly in cash or common stock, at the discretion of the Issuer.

Item 5   Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    See Item 2 above.

                              Page 18 of 20 Pages

-------------------------                                -----------------------
  Cusip No. 00163N-10-2                 13G                Page 19 of 20 Pages
-------------------------                                -----------------------

Item 8   Identification and Classification of Members of the Group:
                                Not Applicable.

Item 9   Notice of Dissolution of Group:
                                Not Applicable.

Item 10  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






                              Page 19 of 20 Pages

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 7th day of December, 1998

                                        /s/ Kenneth Griffin
                                        -------------------
                                        Kenneth Griffin


CITADEL LIMITED PARTNERSHIP             CITADEL INVESTMENT GROUP, L.L.C.

By:  GLB Partners, L.P.,
     its General Partner

By:  Citadel Investment Group,
     L.L.C., its General Partner

By:  /s/ Kenneth Griffin                By:  /s/ Kenneth Griffin
     Authorized Signatory                    President


GLB PARTNERS, L.P.                      NP PARTNERS

By:  Citadel Investment Group,          By:  Citadel Limited Partnership,
     L.L.C., its General Partner             Managing General Partner

By:  /s/ Kenneth Griffin                By:  GLB Partners, L.P., its General
     Authorized Signatory                    Partner

                                        By: Citadel Investment Group, L.L.C.,
                                            its General Partner

                                        By: /s/ Kenneth Griffin
                                            Authorized Signatory


WELLINGTON PARTNERS LIMITED             OLYMPUS SECURITIES, LTD.
PARTNERSHIP

By:  Citadel Limited Partnership,
     its General Partner

By:  GLB Partners, L.P.,                By:  Citadel Limited Partnership,
     its General Partner                     Trading Manager

By:  Citadel Investment Group,          By:  GLB Partners, L.P., its General
     L.L.C., its General Partner             Partner

By:  /s/ Kenneth Griffin                By:  Citadel Investment Group, L.L.C.,
     Authorized Signatory                    its General Partner

                                        By:  /s/ Kenneth Griffin
                                             Authorized Signatory


KENSINGTON GLOBAL STRATEGIES
FUND, LTD.

By:  Citadel Limited Partnership,
     Trading Manager

By:  GLB Partners, L.P., its General
     Partner

By:  Citadel Investment Group, L.L.C.,
     its General Partner

By:  /s/ Kenneth Griffin
     Authorized Signatory

                              Page 20 of 20 Pages